May 20, 2005


Via Facsimile at (212) 930-9725 and U.S. Mail

Gregory Sichenzia, Esq.
Yoel Goldfelder, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, NY  10018

Re:	REII Incorporated
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder
Filed May 16, 2005
File Number 5-80704

Dear Messrs. Sichenzia and Goldfelder:

	We have the following comments on your filing.
1. Please revise to describe the amount and source of
consideration
used to effect the change of control transaction.  See Item 6(e)
of
Schedule 14A.
2. We note your indication that the "information contained in this Information Statement concerning each person for [y]our Board of Directors has been furnished to [you] by each individual, and [you]
assume no responsibility for the accuracy, completeness or
fairness
of any of that information."  Disclaimers regarding the accuracy
or
completeness of information reported are inappropriate. Please revise to remove this disclaimer.
Security Ownership of Certain Beneficial Owners and Management,
page
2
3. In the future, please note that the footnotes to the beneficial ownership table should identify the natural person who controls, i.e.
voting or investment power, the stock owned by entities listed in the table. See Exchange Act Rule 13d-3. Your disclosure as to the fact that Daniel Ollech is a director and owner of 33% of Livorno Investments Ltd. does not provide enough information as to whether Mr. Ollech or anyone else has control over the common stock owned by
Livorno Investments Ltd.



Shareholder Communications, page 4

4. Please revise to ensure that you have provided all of the information required pursuant to Item 7(d) of Schedule 14A, including information regarding the lack of a nominating committee procedures and shareholder communications, or tell us why you do not believe additional information is required. We note that you indicate that the Company`s Board of Directors currently performs the functions of audit, nominating and compensation committees. For purposes of disclosure required pursuant to Item 7(d)(2)(ii), see the Instruction which indicates that the term "nominating committee" includes groups of directors fulfilling the role of a nominating committee. Accordingly, please disclose whether or not you have a charter, pursuant to Item 7(d)(2)(ii)(A) and (B) of Schedule 14A. Disclose whether or not the members of your nominating committee are independent pursuant to Item 7(d)(2)(ii)(C) and (D). Note that even where the company does not have any defined policy or procedures for the nomination of directors and shareholder recommendations, provide the basis for the board`s apparent view that it is appropriate not to have a policy regarding the consideration of director candidates recommended by security holders. See Item 7(d)(2)(ii)(F) of Schedule
14A. Also, describe the procedures to be followed by security holders in submitting director nominations, in accordance with Item
7(d)(2)(ii)(G) of Schedule 14A. Please also provide the disclosure required pursuant to Item 7(d)(2)(ii)(I) and (J) of Schedule 14A.

Schedule 13D filed May 17, 2005
5. Please be advised that where the statement on Schedule 13D is filed by a corporation, the information called for by Items 2-6 must be given with respect to each executive officer and director and/or controlling person of the corporation. See Instruction C to Schedule
13D. We note that Livorno Investments Ltd. is the filing person on this Schedule 13D and it does not appear that the information required pursuant to Instruction C has been provided. Please revise to provide this information.

Schedule 13D filed April 29, 2005
6. While we appreciate that you may not be counsel to the reporting person and, therefore, not responsible for ensuring that the reporting person complies with the reporting obligations under
Section 13, if possible, please ensure that a final amendment reflecting the sale of shares is reflected and that appropriate disclosure as to the date by which the reporting person ceased to be the beneficial owner of more than 5% is made pursuant to Item 5 of
Schedule 13D.

Closing comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

------
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response.
      Please direct any questions regarding our comments to me at
(202) 551-3264.  You may also reach me via facsimile at (202) 772-
9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc:	Daniel Ollech
	President and Chief Executive Officer
	REII Incorporated
	Rua Cotoxo 611-cj63
	Sao Paolo - SP - Brazil
	05021-000

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May 20, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE